SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO
August 15, 2018

VIE EDGAR

Mr. John Reynolds

Ms. Brigitte Lippman

Mr. Jonathan Burr

Mr. Blaise Rhodes

Mr. Raj Rajan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:                                                     111, Inc. (CIK No.0001738906)
Registration Statement on Form F-1

Dear Mr. Reynolds, Ms. Lippman, Mr. Burr, Mr. Rhodes and Mr. Rajan:

On behalf of our client, 111, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate the review by the staff of the Commission (the “Staff”), we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement on Form F-1 confidentially submitted to the Commission on July 27, 2018 pursuant to the Jumpstart Our Business Startups Act, as amended, as well as two copies of the filed exhibits.

The Company respectfully advises the Staff that it plans to file an amendment to the Registration Statement containing the estimated offering size and price range on or about August 29, 2018, and commence the road show for the proposed offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Chen, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6142 2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Gang Yu, Executive Chairman, 111, Inc.
Junling Liu, Chairman and Chief Executive Officer, 111, Inc.
Weihao Xu, Chief Financial Officer, 111, Inc.
Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Yan Chen, Partner, Freshfields Bruckhaus Deringer LLP
Valerie Ford Jacob, Partner, Freshfields Bruckhaus Deringer LLP